121 S. 2nd Street • PO Box 366 • Akron, Iowa 51001 866-873-6473 (NIRE) • 712-568-1000 phone 712-568-3738 fax nireakron@aol.com

Natural Innovative Renewable Energy
July 9, 2008
VIA EDGAR TRANSMISSION
Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Innovative Renewable Energy, L.L.C. — Registration Statement on Form SB-2
File No. 333-138657
Request for Withdrawal
Dear Ms. Long:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Natural Innovative Renewable Energy, L.L.C. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-138657), together with all exhibits thereto, originally filed with the Commission on November 13, 2006, on the grounds that current market conditions do not support a public offering of the Registrant’s membership units at this time. No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
Sincerely,
/s/ John E. Lucken
John Lucken, Chairman